November 24, 1998




Board of Directors
Gryphon Holdings Inc.
30 Wall Street
New York, NY 10003

Members of the Board:

      You have requested our opinion as to the fairness from a financial point of view to the stockholders of Gryphon Holdings Inc. ("Gryphon" or the "Company") of the consideration to be offered to such stockholders pursuant to the terms of the Agreement and Plan of Merger, to be dated as of November 25, 1998 (the "Agreement"), by and among Markel Corporation ("Parent"), MG Acquisition Corp. ("Sub"), and Gryphon.

      We understand that the Agreement provides for, among other things, (i) the tender offer (the "Tender Offer") by Parent for any and all outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), including the associated preferred stock purchase rights, at a price of $19.00 per share in cash and (ii) the subsequent merger (the "Merger" and, together with the Tender Offer, the "Transaction") of Sub with and into Gryphon, pursuant to which the shares of Common Stock not tendered in the Tender Offer, subject to certain exceptions, would be converted into the right to receive $19.00 per share in cash. The terms and conditions of the Transaction are set forth in more detail in the Agreement.

      In arriving at our opinion, we have reviewed the draft of the Agreement that we received on November 24, 1998. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning September 30, 1998 and ending December 31, 2003 prepared by the management of the Company. In addition, we have considered various discussions with third parties with respect to such third parties' potential interest in an acquisition of all or part of the Company or other strategic transaction involving the Company. We have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.
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      In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities of the Company or for making any independent verification of any of the information reviewed by us.

      Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision by the Company to proceed with or effect the Transaction.

      This opinion is for the use and benefit of the Board of Directors of the Company. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to tender any shares of Common Stock into the Tender Offer.

      Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services. DLJ has performed investment banking and other services for Markel in the past and has been compensated for such services. In January 1997, DLJ underwrote $150 million of Capital Securities for Markel and received usual and customary underwriters compensation for its services.

      Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that, as of the date hereof, the consideration to be offered to the stockholders of the Company in the Transaction is fair to such stockholders from a financial point of view.

                                        Very truly yours,




                                        DONALDSON, LUFKIN & JENRETTE
                                        SECURITIES CORPORATION




                                        By:/s/ Douglas V. Brown
                                           _______________________
                                           Douglas V. Brown
                                           Managing Director